Exhibit 99.1

Santiago, 22 de junio de 2016.

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref: Informa Hecho Esencial relativo a

Contratos con partes relacionadas

Señor Superintendente:

Conforme a lo establecido en los artículos 9 y 10 de la Ley N°18.045 y a lo dispuesto en el artículo 147 de la Ley 18.046, se informa que en sesión ordinaria del día de ayer 21 de junio de 2016, el directorio de Banco Santander – Chile, aprobó la celebración de operaciones con partes relacionadas, correspondientes a los siguientes contratos:

1)	Con la sociedad Produban Brasil, contrato de gestión del servicio para Ampliación Ambiente SAS, Implantación Police Auditor, Migración Security Operation Center a Produban Brasil e implantación Herramienta Moodys.

2)	Con la sociedad Isban España, contrato para Alertas KyC on Line y Batch, Nuevo Flujo Rendiciones en Confirming Global, Avance en Cuotas APP móvil, Proyecto RDA, Proyecto Renta Fija Multimoneda Tesorería, Proyecto Vale Vista Empresa, Proyecto Controles de Calidad MIS, Proyecto Modelo Interambito Conciliación Contable e Ingreso Reclamos y Seguimiento por la Apps.

Con relación a estas operaciones, los directores titulares del Banco, asistentes a la reunión, señores Vittorio Corbo Lioi, quien presidió la reunión, y señores Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez y Orlando Poblete Iturrate, y los directores suplentes Blanca Bustamante y Raimundo Monge Zegers, manifestaron la conveniencia para el Banco en la contratación de los servicios señalados, ajustándose las operaciones aprobadas en precios, términos y condiciones a los que prevalecen en el mercado, de acuerdo también con el informe de fecha 30 de Mayo de 2016, del Comité de Directores y Auditoría del Banco.

Saluda atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.	Superintendencia de Valores y Seguros.
Bolsas de Valores

Santiago, June 22, 2016.

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present:

Ref: Material Event related to

Contracts with related parties

Mr.Superintendente:

In accordance with Articles 9 and 10 of Law 18,045 and the provisions in Article 147 of Law 18,046, we report that in ordinary session yesterday June 21, 2016, the board of Banco Santander - Chile, here in after the "Bank", approved the following transactions with related parties, for the following contracts:

1.	With Produban Brazil , service management contract for SAS Expansion Environment, Implementation Auditor Police, Immigration Security Operation Center to Produban Moodys Brazil and implementation tool.

2.	With society Isban Spain, contract Alerts KYC on Line and Batch, New Flow information in Confirming Global, Advance in Installment mobile APP, RDA Project, Project Fixed Multicurrency Treasury, Project Vale Vista Enterprise, Quality Controls MIS Project, Model Project Interambito and Income Claims Settlement Accounting and Monitoring for the Apps.

With regard to these operations, the following Directors of the Bank, Mr. Vittorio Corbo Lioi, who chaired the meeting, and the other directors attending Oscar Von Chrismar Carvajal, Mauricio Larraín Garcés, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, Roberto Méndez Torres, Marco Colodro Hadjes, Juan Pedro Santa María Pérez and Orlando Poblete Iturrate as well as the alternate directors Blanca Bustamante and Raimundo Monge Zegers expressed the desirability for the Bank in hiring the services mentioned, adjusting operations approved in prices, terms and conditions to those prevailing in the market, also agreed with the report dated May 30, 2016, the Board of Directors and Bank Audit.

Sincerely,

Claudio Melandri Hinojosa
Gerente General

C.c.	Superintendencia de Valores y Seguros.
Bolsas de Valores